SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2007

Commission File Number: 000-30735

Rediff.com India Limited

(Translation of registrant's name into English)

1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road

Mahim (West), Mumbai 400 016

(Address of principal executive office)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

In compliance with NASDAQ Rule 4350(b)(4), on March 1, 2007, Rediff.com India Limited (“Rediff.com”) issued a press release that set forth its unaudited consolidated balance sheet as of September 30, 2006 and its unaudited consolidated statement of income for the six months ended September 30, 2006. A copy of the related press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2007	Rediff.com India Limited
(Registrant)

	By:	/s/ Joy Basu
	Name:	Joy Basu
	Title:	Chief Financial Officer

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EXHIBIT NO.	DESCRIPTION

99.1	Press release issued by the registrant dated March 1, 2007.

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